UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Tile Shop Holdings, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
88677Q109
(CUSIP Number)
December 31, 2022
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109

1	Name of Reporting Person: Monomoy Capital Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,603,643.44
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 1,603,643.44
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 1,603,643.44
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%*
12	TYPE OF REPORTING PERSON PN

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Monomoy Capital Partners IV Parallel, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 927,819.56
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 927,819.56
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 927,819.56
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%*
12	TYPE OF REPORTING PERSON PN

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Monomoy General Partner IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,531,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,531,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,531,463
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12	TYPE OF REPORTING PERSON PN

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Monomoy Ultimate GP II, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,531,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,531,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,531,463
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12	TYPE OF REPORTING PERSON OO

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Monomoy Ultimate GP Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,531,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,531,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,531,463
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12	TYPE OF REPORTING PERSON OO

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Daniel Collin
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,531,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,531,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,531,463
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12	TYPE OF REPORTING PERSON IN
* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

1	Name of Reporting Person: Justin Hillenbrand
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,531,463
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH	8	SHARED DISPOSITIVE POWER 2,531,463
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 2,531,463
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%*
12	TYPE OF REPORTING PERSON IN

* Based on 44,362,399 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 88677Q109

SCHEDULE 13G

Item 1(a)	Name of Issuer: Tile Shop Holdings, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 14000 Carlson Parkway, Plymouth, Minnesota 55441
Item 2(a)
Name of Persons Filing:

This Schedule 13G is being filed jointly by the Reporting Persons (as defined below) pursuant to a Joint Filing Agreement, a copy of which is attached as Exhibit 1, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Monomoy Capital Partners IV, L.P. (“MCP IV”)
Monomoy Capital Partners IV Parallel, L.P. (“MCP IV Parallel”)
Monomoy General Partner IV, L.P. (“GP IV”)
Monomoy Ultimate GP II, LLC (“Ultimate GP II”)
Monomoy Ultimate GP Holdings, LLC (“Ultimate GP Holdings”)
Daniel Collin
Justin Hillenbrand (together with Mr. Collin, Ultimate GP Holdings, Ultimate GP II, GP IV, MCP IV Parallel and MCP IV, the “Reporting Persons”)

MCP IV directly holds 1,603,643.44 shares of Common Stock (as defined below).  MCP IV Parallel directly holds 927,819.56 shares of Common Stock.  GP IV is the general partner of MCP IV and MCP Parallel IV.  Ultimate GP II is the general partner of GP IV.  Ultimate GP Holdings is the sole member of Ultimate GP II.  Ultimate GP Holdings is managed by its members, Mr. Collin and Mr. Hillenbrand.  As a result of the foregoing relationships, each of GP IV, Ultimate GP II, Ultimate GP Holdings Mr. Collin and Mr. Hillenbrand may be deemed to beneficially own the shares of Common Stock directly held by MCP IV and MCP IV Parallel. Each of Mr. Collin and Mr. Hillenbrand disclaim beneficial ownership of the shares of Common Stock held by MCP IV and MCP IV Parallel.

Item 2(b)	Address of Principal Business Office, or if None, Residence: For each of the Reporting Persons: 1 Greenwich Office Park, Greenwich, Building 1S, 2nd Floor, Connecticut, 06831
Item 2(c)	Citizenship: See responses to Item 4 on each cover page.
Item 2(d)	Title of Class of Securities: Common Stock, $0.0001 par value (the “Common Stock”)
Item 2(e)	CUSIP Number: 88677Q109
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is: Not Applicable.

CUSIP No. 88677Q109

Item 4
Ownership:

(a) AMOUNT BENEFICIALLY OWNED:

See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.
(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

CUSIP No. 88677Q109

Item 5	Ownership of Five Percent or Less of the Class: Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.
Item 8	Identification and Classification of Members of the Group: Not applicable.
Item 9	Notice of Dissolution of Group: Not applicable.
Item 10	Certification: Not applicable.

CUSIP No. 88677Q109
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2023
MONOMOY CAPITAL PARTNERS IV, L.P.

By:       Monomoy General Partner IV, L.P.
Its:        General Partner
By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY CAPITAL PARTNERS IV PARALLEL, L.P.

By:       Monomoy General Partner IV, L.P.
Its:        General Partner
By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY GENERAL PARTNER IV, L.P.

By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY ULTIMATE GP II, LLC

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

CUSIP No. 88677Q109

MONOMOY ULTIMATE GP HOLDINGS, LLC

By:           /s/ Daniel Collin
             Name:  Daniel Collin
             Title: Member
By:         /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Member

CUSIP No. 88677Q109
Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
Date: February 14, 2023
MONOMOY CAPITAL PARTNERS IV, L.P.

By:       Monomoy General Partner IV, L.P.
Its:        General Partner
By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY CAPITAL PARTNERS IV PARALLEL, L.P.

By:       Monomoy General Partner IV, L.P.
Its:        General Partner
By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY GENERAL PARTNER IV, L.P.

By:       Monomoy Ultimate GP II, LLC
Its:        General Partner

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

CUSIP No. 88677Q109

MONOMOY ULTIMATE GP II, LLC

By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Authorized Signatory

MONOMOY ULTIMATE GP HOLDINGS, LLC

By:        /s/ Daniel Collin
             Name:  Daniel Collin
             Title: Member
By:        /s/ Justin Hillenbrand
             Name:  Justin Hillenbrand
             Title: Member